UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Selected by Wisper for Large WiMAX™ Expansion in Midwest U.S.
	Dated September 30th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: September 30th, 2008	By:	/s/ Efrat Makov

Efrat Makov
CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Selected by Wisper for Large WiMAX™
Expansion in Midwest U.S.

Wisper Wireless a wholly owned subsidiary of DiversiCOM deploys
WiMAX network in Minnesota using Alvarion’s BreezeMAX® 2500 and
BreezeMAX 3650 solutions

Chicago, September 30, 2008 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that Wisper High Speed Internet has chosen Alvarion after an extensive selection process to expand its WiMAX™ services for residential and commercial customers across Minnesota. The network will use Alvarion’s WiMAX Forum Certified™ BreezeMAX 2500 for the 2.5 GHz frequency, and FCC-approved BreezeMAX 3650 for the 3.65 GHz frequency, enabling broadband data services to over 550,000 residents in the area.

“Customer demand for wireless broadband service is constantly increasing and with Alvarion as our preferred WiMAX vendor, we are all set to provide reliable and fast broadband services,” said Scott Arvig, Chief Manager of Wisper. “Given Alvarion’s superior technology we are confident that their solution will enable us to address customer needs today and in the future, offering continuous broadband connectivity and allowing users to access the Internet from school, the office and at home.”

Alvarion’s BreezeMAX base stations provide the true openness needed for setting the foundation for Mobile WiMAX™. BreezeMAX 3650 gives U.S. operators the ability to leverage the performance and economics of scale of an 802.16e solution using the 3.65 GHz frequency. BreezeMAX 2500 is successfully deployed commercially in various networks around the country. This deployment is planned to focus on providing high speed data, as well as voice services to underserved and rural areas.

“We are pleased to work with Wisper as they continue to expand broadband offerings to their Midwest customers,” said Greg Daily, President of Alvarion, Inc. “Wisper’s ongoing commitment to the development of new and emerging technologies allows their customers to take full advantage of the latest communications services and capabilities. Using our standardized solutions, we believe Wisper will be able to leverage the cutting-edge benefits of WiMAX with easy-to-install services and competitive prices, two critical issues in today’s competitive market.”

With networks running over Alvarion’s technology, Wisper plans to increase coverage and services over the next two years to all types of businesses and residences with a 600% capacity growth by offering both voice and data services.

About Wisper

LLC (DBA Wisper High Speed Internet) is wholly owned by diversiCOM, Inc. and was incorporated in the spring of 2005. Based in Melrose, MN Wisper High Speed Internet provides broadband services to 21 communities from its 18 service tower facilities. Early in 2008, Wisper constructed the first WiMAX site in the state of Minnesota. Today Wisper looks forward to expanding its service offering to include carrier grade voice services, as well as its service territory by utilizing its 2.5GHz licenses and 802.16e based network.
(www.wisperhighspeed.com)

About Alvarion

Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.
“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.